December 27, 2012

VIA EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation

Form 20-F for the Fiscal Year Ended March 31, 2012

Filed July 25, 2012

File No. 001-31452

Dear Ms. Collins:

We are writing regarding your letter dated November 28, 2012 commenting on our Form 20-F filed on July 25, 2012. As we stated in our letter dated December 10, 2012, we are in the process of compiling a response to your letter and will submit the response as soon as practicable. Unfortunately, we will not be able to submit the response by our originally planned date, but we expect to be able to submit it by January 18, 2013. Thank you for your kind understanding and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Takuya Kozuki
Takuya Kozuki
Representative Director, President
KONAMI CORPORATION

cc:	Laura Veator

Christine Davis

Ryan Houseal

Evan Jacobson

(Division of Corporation Finance

Securities and Exchange Commission)

Izumi Akai

(Sullivan & Cromwell LLP)